Sichenzia Ross Friedman Ference LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WWW.SRFFLLP.COM

December 18, 2006

Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. Preliminary Schedule 14A Preliminary Schedule 14A; File No. 0-28985 Filed November 9, 2006

Dear Ms. Anderson:

This Firm represents VoIP, Inc. (the “Company”) in the above-referenced matter. On behalf of the Company, enclosed is amendment No. One to the above-referenced preliminary proxy. We are also responding to your letter dated December 6, 2006 pertaining to the Company’s preliminary Schedule 14A; File No. 0-28985.

Information about the Annual Meeting, page 1

1.
We note the items listed on your proxy card for shareholder approval. If true, please  clarify on page one and elsewhere in the proxy statement that proxies will not be used to  vote to adjourn the meeting in order  to continue to solicit votes to approve the matters.  Please note that, if persons named as proxies intend to use granted proxies to vote to  adjourn the meeting, you must include a separate box on the proxy card to allow  stockholders to grant that authority expressly. You should also include a brief discussion  of the  authority that is being sought in the proxy statement.

Response

The proxies given to Anthony Cataldo and Robert Staats will not be used to vote to adjourn the meeting in order to continue to solicit votes to approve the matters for which the proxies are sought. The proxy has been revised to clarify this. Please see the Notice of Annual Meeting, page 2 to the proxy statement and the proxy card.

Security Ownership of Certain Beneficial Owners, page 6

2.
Include beneficial ownership information as of a recent date. Also state in note one to the beneficial ownership table the common stock conversion rate that you used to calculate the number of shares of common stock that WQN beneficially owns upon conversion of the promissory note and any other convertible VoIP securities that it owns.

Michele Anderson, Esq.
December 18, 2006

Response

The beneficial ownership table has been updated to include information as of December 11, 2006. Please see pages 7 and 8. The conversion rate is $.26 per share. Footnote number 3 to the beneficial ownership table states the conversion rate used to calculate the number of shares of common stock that WQN would beneficially own upon conversion of the promissory note and any other convertible VoIP securities that it owns.

Proposal No. Three.. .To Authorize 25,000,000 Shares of Preferred Stock, page 18

Information about WQN, Inc., page 19

3.
We note from page 21 of your proxy statement that you may have operations in Iran, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control, Apart from the references to Iranian markets; neither your Form 10-KSB nor your proxy statement contains disclosure relating specifically to operations in or contacts with Iran. Please describe in your response letter your current, past and anticipated operations in and contacts with Iran, if arty, including through subsidiaries, affiliates and other direct and indirect arrangements.

Response

Please see the Company’s response which is included with this letter.

4.
In your response letter, discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Iran’s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Iran or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

Response

Please see the Company’s response which is included with this letter

5.
Your materiality analysis in your response letter should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

Michele Anderson, Esq.
December 18, 2006

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also ~that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly-regarding state funds ii vested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran.

Please also address in your response letter the impact your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran, and any internal risk assessment undertaken in connection with business in Iran.

Response

Please see the Company’s response which is included with this letter.

The Acquisition, page 25

6.
Provide more details regarding the board’s consideration of the WQN acquisition, including the factors the board considered in reaching its decision and in valuing the acquired assets and whether there were significant disagreements among the parties in reaching material terms during the course of negotiations.

Steven Ivestor was the Company’s sole director during the time that the WQN acquisition transaction occurred. Mr. Ivestor is no longer affiliated with the Company and given that Mr. Ivestor has filed a lawsuit against the Company, the Company does not think it would be appropriate to discuss this matter with him.

What WQN, Inc. Received in the Acquisition. Page 26

7.
Disclose as of a recent date the amount of shares of your common stock into which the Series A Preferred Stock held by WQN may be converted. In addition, state the amount of shares of your common stock into which the promissory note may directly convert if your proposal regarding authorized preferred stock is not approved by stockholders.

The proxy statement has been revised to disclose as of a recent date the amount of shares of the Company’s common stock into which the Series A Preferred Stock held by WQN may be converted. Please see the last paragraph on page 20. The proxy statement has also been revised to state the amount of shares of the Company’s common stock into which the promissory note may directly convert if the proposal regarding the authorized preferred stock is not approved by the stockholders. Please see the last paragraph on page 20.

Michele Anderson, Esq.
December 18, 2006

8.	State the number of shares of your common stock you currently intend to issue WQN pursuant to the price guarantee, once you have sufficient authorized common stock.

The value of WQN, Inc’s (“Seller”) holdings in the Company (“Parent”) were measured based upon the market value of Parent's common stock on Parent's principal trading market based upon the quoted closing price on each of the 20 trading days preceding May 26, 2006. Seller's holdings were calculated on the basis of all shares of Parent common stock (i) held by Seller, (ii) issuable upon exercise of warrants or conversion of the purchase note or the Series A convertible stock, or (iii) theretofore sold by Seller. To the extent the aggregate value so determined was less than $5,000,000, the Parent and Steven Ivester would have been required issue to Seller additional shares of Parent common stock equal to the difference (the “Makewell Shares”), using the same price per share on which the value of the Seller's shares of Parent Common Stock was determined. The Company would have been responsible for 60% of the Makewell Shares, and Steven Ivester would have been responsible for transferring the balance from his personal holdings.

Based on an average of the Company’s quoted common stock closing price for each of the 20 trading days preceding May 26, 2006, the aggregate market value of the Seller’s holdings, as defined in this Article, exceeded $5,000,000.  Therefore, no Makewell Shares were issued or need to be issued. Accordingly, the provision discussing the Makewell Shares has been deleted from the proxy statement.

Proposal No. 4. . .To Increase the Number of Common Stock…, page 30

9.
You state on page 31 that the increase in authorized common stock “would enable the Company to comply with its contractual obligations including those described [Illegible}.” Please revise your disclosure here to include a table listing the obligations that you currently intend to satisfy with issuances of common stock once the proposal is approved. Include a column that states, for each listed obligation, the related number of shares of common stock that would satisfy the obligation, and also include in a separate row or column in the table the total number of shares of common stock that you intend to issue regarding all of the listed obligations.

The proxy statement has been revised in accordance with the staff's comments. Please see pages 34 and 35.

10.	Describe the material terms of the settlement agreements mentioned on page 31.

The proxy statement has been revised in accordance with the staff’s comments. Please see  pages 33 and 34.

Michele Anderson, Esq.
December 18, 2006

11.
Significantly expand your discussion of the adverse consequences, such as dilution, for example, to your current common stockholders if the proposed increase in authorized common stock occurs, enabling you to issue the amount of shares you described earlier in this section.

The proxy statement has been revised in accordance with staff's comments. Please see page 35.

Available Information, page 33

12.	Revise to include the current address of our public reference room at 100 F Street, N.E., Washington, D.C. 20549.

The proxy statement has been revised according to staff's comments. Please see page 38.

Please contact the undersigned with your further questions and comments.

Very truly yours, /s/ David B. Manno David B. Manno